UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 14)*
Sapient Corporation
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
803062 10 8
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	803062 10 8	13G	Page	2	of	6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) J. Stuart Moore

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		8,762,956 shares (includes 160,000 shares held by Eaglis Aggressive Growth, LLC, a Massachusetts limited liability company (“Eaglis AG LLC”)). Mr. Moore is the manager of Eaglis AG LLC and has sole voting control over the shares held by Eaglis AG LLC.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares. Mr. Moore’s wife shares voting control over 595,077 shares held by the J. Stuart Moore Irrevocable Trust — 1996, of which she is co-trustee.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,762,956 shares (includes 160,000 shares held by Eaglis AG LLC). Mr. Moore is the manager of Eaglis AG LLC and has sole dispositive control over the shares held by Eaglis AG LLC.

WITH	8	SHARED DISPOSITIVE POWER

0 shares. Mr. Moore’s wife shares dispositive control over 595,077 shares held by the J. Stuart Moore Irrevocable Trust — 1996, of which she is a co-trustee.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Mr. Moore has or shares voting or investment control over 8,762,956 shares (includes 160,000 shares held by Eaglis AG LLC). Mr. Moore has no pecuniary interest in the shares held by Eaglis AG LLC and disclaims beneficial ownership of all such shares. Mr. Moore’s wife has or shares voting or investment control with respect to 595,077 shares held by the J. Stuart Moore Irrevocable Trust — 1996, of which she is a co-trustee. Mr. Moore disclaims beneficial ownership of the shares held by such trust except to the extent of his proportionate pecuniary interest therein.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	803062 10 8	Page	3	of	6 Pages

Item 1(a)	Name of Issuer:

Sapient Corporation

Item 1(b)	Address of Issuer’s Principal Executive Office:

131 Dartmouth Street Boston, MA 02116

Item 2(a)	Name of Person Filing:

J. Stuart Moore

Item 2(b)	Address of Principal Business Office or, if none, Residence:

J. Stuart Moore c/o Sapient Corporation 131 Dartmouth Street Boston, MA 02116

Item 2(c)	Citizenship:

Mr. Moore is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, $.01 par value per share.

Item 2(e)	CUSIP Number:

803062 10 8

Item 3	Description of Person Filing:

Not applicable

CUSIP No.	803062 10 8	Page	4	of	6 Pages

Item 4	Ownership:
(a) Amount Beneficially Owned:
Amount Beneficially Owned: Mr. Moore has or shares voting or investment control over 8,762,956 shares (includes 160,000 shares held by Eaglis AG LLC). Mr. Moore has no pecuniary interest in the shares held by Eaglis AG LLC and disclaims beneficial ownership of all such shares. Mr. Moore’s wife has or shares voting or investment control with respect to 595,077 shares held by the J. Stuart Moore Irrevocable Trust — 1996, of which she is a co-trustee. Mr. Moore disclaims beneficial ownership of the shares held by such trust except to the extent of his proportionate pecuniary interest therein.
(b) Percent of Class:
Mr. Moore has or shares voting or investment control over shares representing 6.9% of the issuer’s outstanding common stock.
(c) Number of shares as to which person has:
(i) sole power to vote or to direct the vote:
Mr. Moore has sole power to vote or to direct the vote of 8,762,956 shares (includes 160,000 shares held by Eaglis AG LLC). Mr. Moore is the manager of Eaglis AG LLC and has sole voting control over the shares held by Eaglis AG LLC.
(ii) shared power to vote or to direct the vote:
0 shares. Mr. Moore’s wife shares voting control over 595,077 shares held by the J. Stuart Moore Irrevocable Trust — 1996, of which she is a co-trustee.
(iii) sole power to dispose or to direct the disposition of:
Mr. Moore has sole power to dispose or to direct the disposition of 8,762,956 shares (includes 160,000 shares held by Eaglis AG LLC). Mr. Moore is the manager of Eaglis AG LLC and has sole dispositive control over the shares held by Eaglis AG LLC.
(iv) shared power to dispose or to direct the disposition of:
0 shares. Mr. Moore’s wife shares dispositive control over 595,077 shares held by the J. Stuart Moore Irrevocable Trust — 1996, of which she is a co-trustee.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Mr. Moore’s wife and issue are the only beneficiaries of the J. Stuart Moore Irrevocable Trust — 1996. Mr. Moore’s parents, brother and sister are the only parties with pecuniary interests in the shares held by Eaglis AG LLC.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

CUSIP No.	803062 10 8	Page	5	of	6 Pages

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certification:

Not applicable

CUSIP No.	803062 10 8	Page	6	of	6 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2009	By:	/s/ J. Stuart Moore
J. Stuart Moore